Structured Investments
Opportunities in Commodities

Filed pursuant to Rule 433
October 26, 2006

Relating to Preliminary Pricing Supplement No. 120 dated October 26, 2006 to
Registration Statement No. 333-131266

12% HITSSM DUE MAY 28, 2008

(HIGH INCOME TRIGGER SECURITIESSM)

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A BASKET OF FOUR COMMODITIES

(ALUMINUM, COPPER, NICKEL AND ZINC)

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING
THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF
WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 120, dated October 26, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement, the Preliminary Pricing Supplement dated October 26, 2006 relating to this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and Pricing Supplement if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Investment Overview

The 12% High Income Trigger Securities due May 28, 2008 (the “HITS”) offer you the opportunity to receive a high coupon in exchange for only contingent protection against a decline in an underlying basket of four commodities (the “Basket”). If the Basket declines to or below the Trigger Level on any day from and including the Pricing Date to and including the Valuation Date, you will then be subject to full downside exposure, with no principal protection.

The HITS will pay an annual coupon of 12%, paid quarterly. The coupon is paid regardless of the performance of the underlying Basket. The total return at maturity will vary based on the Basket’s performance. During the term of the HITS, if the value of the Basket never declines to or below the Trigger Level, the HITS will return 100% of the principal amount at maturity. However, if the value of the Basket does decline to or below the Trigger Level on any day from and including the Pricing Date to and including the Valuation Date, the HITS will return a cash amount equivalent to the performance of the Basket, which may be less than the principal amount of the HITS and may approach zero. HITS are not principal protected and offer little opportunity for appreciation.

Maturity:	18 Months
Annual Coupon:	12%
Trigger Level:	65% of the Initial Basket Value

Underlying Basket

An equal-weighted basket that measures the combined performance of a group of commodities consisting of four industrial metals. The Basket consists of the following commodities: (the “Basket Commodities”):

Basket Commodity	Basket Weighting
High Grade Primary Aluminum (“Aluminum”)	25.00%
Copper-Grade A (“Copper”)	25.00%
Primary Nickel (“Nickel”)	25.00%
Special High-Grade Zinc (“Zinc”)	25.00%

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Key Benefits

The HITS pays a higher coupon than can be found on a conventional fixed income investment of the same maturity and issuer in exchange for downside exposure to the underlying Basket, with only contingent protection against declines in the underlying Basket. If the underlying Basket declines to or below the Trigger Level on any day from and including the Pricing Date to and including the Valuation Date, you will then be subject to full downside exposure.

Enhance Yield	■	A 12% annual coupon paid quarterly.

	■	The coupon will be paid regardless of the performance of the Basket.

Access	■	The ability to gain exposure to a basket of commodities to generate an above market coupon.

Best Case Scenario	■	If the Basket Value never declines to or below the Trigger Level, the HITS redeem for Par at maturity resulting in a total return of 12% per annum.

	■	If the Basket Value declines to or below the Trigger Level and on the Valuation Date has subsequently recovered to a level above its initial level, the HITS redeem for an amount greater than Par at maturity resulting in a total return that is greater than 12% per annum.

Worst Case Scenario	■	If the Basket Value declines to or below the Trigger Level, the HITS redeem for an amount that is less than and may be significantly less than the original investment and may approach zero. In this worst case scenario, the HITS will have outperformed the underlying Basket by 12% per annum.

Summary of Selected Risk Factors (See Page 9)

  No Guaranteed Return of Principal.
  Except in Limited Circumstances, You Will Not Participate in any Appreciation in the Basket Value.
  Trigger Level Does Not Represent a Limitation On Potential Losses
  Market Price Influenced by Many Unpredictable Factors
  Changes in the Value of One or More of the Basket Commodities May Offset Each Other
  Inclusion of Commissions/Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices
  Issuer Credit Risk
  Economic Interests of the Calculation Agent May Be Potentially Adverse to the Investors
  Secondary Trading May Be Limited
  The U.S. Federal Income Tax Consequence of an Investment in the HITS are Uncertain
Suitability

     The HITS May be Suitable for Investors Who:

  Are Not Concerned About and Who are Willing to Take Principal Risk
  Are Capable of Understanding the Complexities and Risks Specific to the HITS, and Specifically, the Basket Commodities

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

General Terms

Issuer: Issue Price (Par): Principal Protection: Interest:	Morgan Stanley $10 None 12% per annum, paid quarterly on each February 28, May 28, August 28 and November 28, beginning February 28, 2007.

Call Feature: CUSIP: Listing: Payment Currency: Agent: Calculation Agent: Trustee:	None 61748A361 None USD Morgan Stanley & Co. Incorporated Morgan Stanley Capital Services Inc. The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)

Agent’s Commissions:

2.00% or $0.20 per Note

The HITS will be issued at $10 per HITS and the agent’s commissions will be $0.20 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of HITS will be $9.9625 per HITS and $0.1625 per HITS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of HITS will be $9.9438 per HITS and $0.14375 per HITS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of HITS will be $9.9250 per HITS and $0.1250 per HITS, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the HITS distributed by such dealers.

Expected Key Dates

Issue Date: November , 2006	Maturity Date: May 28, 2008

Pricing Date: November , 2006	Valuation Date: May 16, 2008 (7 trading days before the Maturity Date)

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

How is the Basket Performance Measured?

The “Basket Performance” on any day is equal to the sum of the weighted performance (i.e. increase or decrease) of each of the Basket Commodities, as determined by the following formula:

(Aluminum Price / Initial Aluminum Price) x 25%, plus (Copper Price / Initial Copper Price) x 25%, plus (Nickel Price / Initial Nickel Price) x 25%, plus (Zinc Price / Initial Zinc Price) x 25%

Price for each Basket Commodity:	On any day, the official cash offer price per metric ton as reported on the Relevant Exchange.

Initial Price:	The Price for each Basket Commodity on the Pricing Date.

Relevant Exchange:	London Metal Exchange

Reference Sources
(Reuters Pages):	MTLE

NOTE: Because the Basket reflects the cumulative weighted performance of the Basket Commodities (whether positive or negative), a decrease in one or more of the Basket Commodities may partially or fully offset any increase in any of the other Basket Commodities.

What Will You Be Paid at Maturity?

At maturity, you will receive:

If a Trigger Event has not occurred: Par	If a Trigger Event has occurred Basket Value on the Valuation Date

Trigger Event:

On any day from and including the Pricing Date to and including the Valuation Date, the Basket Value has decreased to or below 65% (or $6.50) of the Basket Value on the Pricing Date which will be set to $10.

Basket Value:	On any day, (i) $10 times (ii) the Basket Performance for that day.

So for example, if the Basket Performance (which is the sum of the performance - whether positive or negative - of each of the individual Basket Currencies), is 0.90, the Basket Value for that day will equal $9.00

See “Hypothetical Payout on the HITS” for examples of how to calculate the Payment at Maturity.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Hypothetical Payout on the HITS

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is one full example of how to calculate the Basket Performance based on the hypothetical data in the table below. Following are four examples of the calculation of the payment at maturity.

		Hypothetical	Hypothetical
Basket Commodity	Basket Weighting	Initial Strike Price	Final Price

Aluminum	25%	2,705.50	2,976.00
Copper	25%	7,586.00	8,344.50
Nickel	25%	34,195.00	37,614.50
Zinc	25%	3,975.00	4,372.50

Basket Performance = Sum of Commodity Performance Values

(Aluminum Price / Initial Aluminum Price) x 25%, plus (Copper Price / Initial Copper Price) x 25%, plus (Nickel Price / Initial Nickel Price) x 25%, plus (Zinc Price / Initial Zinc Price) x 25%

So, using the hypothetical exchange rates above:

(2,976.00 / 2,705.50) x 25% = 0.275 plus (8,344.50 / 7,586.00) x 25% = 0.275 plus (37,614.50 / 34,195.00) x 25% = 0.275 plus (4,372.50 / 3,975.00) x 25% = 0.275

Basket Performance = 1.1 (representing an increase of 10%)

The Basket Performance may be equal to or less than zero even though one or more Basket Commodities have increased over the term of the HITS as the increases may be moderated, or wholly offset, by the decrease in one or more of the other Basket Commodities.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Hypothetical Payout on the HITS

Example #1

No Trigger Event occurs. You will only receive the $10 principal amount of the HITS at maturity.

EXAMPLE #2

A Trigger Event occurs and all the Basket Commodities have declined in value as of the Valuation Date.

Commodity	Percentage Change	Commodity Performance Factors

High-Grade Primary Aluminum	-50%	0.125
Copper-Grade A	-50%	0.125
Primary Nickel	-50%	0.125
Special High Grade Zinc	-50%	0.125

Basket Performance =
		0.500

Basket Value = $10 x 0.5 = $5.00

Because a Trigger Event has occurred, the payment at maturity will be equal to the Basket Value on the Valuation Date. Here, the Basket Value as of the Valuation Date has declined in value relative to the Initial Basket Value and is $5. Accordingly, the payment at maturity will be $5, representing a 50% loss on the $10 initial investment in the HITS.

EXAMPLE #3

A Trigger Event occurs and while some of the Basket Commodities have increased others have decreased.

Commodity	Percentage Change	Commodity Performance Factors

High-Grade Primary Aluminum	-85%	0.0375
Copper-Grade A	+5%	0.2625
Primary Nickel	-85%	0.0375
Special High Grade Zinc	+5%	0.2625

Basket Performance =
		0.600

Basket Value = $10 x 0.6 = $6.00

Copper and Zinc (50% of the basket) are each 5% higher but the prices of the Aluminum and Nickel (50% of the basket) are each 85% lower. Accordingly, the increase in Copper and Zinc is more than offset by the decreases in Aluminum and Nickel. The total payment at maturity per HITS will be $6, representing a 40% loss on the $10 initial investment in the HITS.

EXAMPLE #4

A Trigger Event occurs but the Basket Value subsequently increases in value.

Commodity	Percentage Change	Commodity Performance Factors

High-Grade Primary Aluminum	+8%	0.270
Copper-Grade A	+10%	0.275
Primary Nickel	-20%	0.200
Special High Grade Zinc	+10%	0.275

Basket Performance =
		1.020

Basket Value = $10 x 1.020 = $10.20

A Trigger Event has occurred during the term of the HITS but the Basket Value has subsequently recovered. In this example, the payment at maturity will be $10.20, representing a 2% gain on the $10 initial investment in the HITS.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Historical Information

     The following graphs present the historical price performance for each of the Basket Commodities and the Basket from January 1, 2001 to October 23, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily prices published by Bloomberg may differ from those published by the Relevant Exchange for the purposes of determining the prices for the commodities. We will not use Bloomberg to determine the applicable Basket Commodity prices. The historical prices, the historical performance of the Basket Commodities and the Basket and the degree of correlation between the price trends of the Basket Commodities (or lack thereof) should not be taken as an indication of future performance or trends.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Selected Risk Factors

     The HITS are not secured debt and investing in the HITS is not equivalent to investing directly in the Basket Commodities. HITS are not principal protected. The following is a non-exhaustive list of certain key considerations for investors in the HITS. For a complete list of considerations and risk factors, please see the Preliminary Pricing Supplement, the Prospectus Supplement and the Prospectus.

     No Guaranteed Return of Principal. The terms of the HITS differ from those of ordinary debt securities in that we will not pay a fixed amount at maturity. If a Trigger Event occurs and the Basket Value on the Valuation Date is less than the initial Basket Value of $10, you will receive an amount which will be less than the $10 principal amount of each HITS and may approach zero.

     Except in Certain Circumstances, You Will Not Participate in any Appreciation in the Value of the Basket. Generally, you will not participate in any appreciation in the Basket, and the return on the HITS will be limited to the interest payable on the HITS unless (i) a Trigger Event occurs and the (ii) Basket Value on the Valuation Date has recovered and is greater than the initial Basket Value of $10.

     The Trigger Level does not represent a limitation on your potential losses. The Trigger Level does not represent a limitation on potential losses. If the Basket Value declines to or below the Trigger Level, it is possible that the Basket Value will continue to decline so that your payment at maturity is substantially less than the Trigger Level of $6.50 per HITS and may approach zero.

     Market price of the HITS will be influenced by many unpredictable factors. The prices of the Basket Commodities are affected by a variety of factors, including, (i) whether a Trigger Event has occurred, (ii) the price of each of the Basket Commodities, (iii) the volatility of the Basket Commodities, (iv) trends of supply and demand for each of the Basket Commodities at any time, (v) interest and yield rates in the market, (vi) geopolitical conditions, economic, financial, political and regulatory or judicial events that affect the Basket Commodities or commodities markets generally and that may affect commodities prices, (vii) the time remaining to the maturity of the HITS and (viii) our creditworthiness. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention, which could adversely affect the payment at maturity on the HITS.

     An investment in commodities could expose you to concentrated risk. The Basket Commodities are concentrated in the metals sector. An investment in the HITS may therefore bear risks similar to a concentrated securities investment in a single sector.

     Changes in the value of one or more of the Basket Commodities may offset each other. A decrease in the value of one or more of the Basket Commodities may wholly or partially offset any increase in the other Basket Commodities.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging its obligations under the HITS. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Issuer’s credit ratings may affect the market value. You are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the HITS.

     Secondary trading may be limited. Morgan Stanley currently intends to act as a market maker for the HITS but is not required to do so. The HITS will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the HITS easily or at a price that it desires.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS.

     Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Income Taxation” in the Preliminary Pricing Supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this document and the Preliminary Pricing Supplement.

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities

Tax Considerations

     There is no direct legal authority as to the proper tax treatment of the HITS; accordingly, the U.S. federal income tax consequences of an investment in the HITS are uncertain. Pursuant to the terms of the HITS and subject to the discussion in the Preliminary Pricing Supplement under “United States Federal Income Taxation,” you agree with the Issuer to treat a HITS as a unit consisting of (i) an option granted by you to the Issuer, to enter into, upon the occurrence of certain events, a financial contract pursuant to which you will be required to pay an amount equal to the Deposit (as defined below) in exchange for the delivery by the Issuer of a cash payment that is based on the performance of the Basket at maturity or upon acceleration and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the financial contract. Assuming the characterization of the HITS as set forth above is respected, a portion of the coupon on the HITS will be treated as the Yield on the Deposit, and the remainder will be attributable to the Option Premium, as described in the section of the Preliminary Pricing Supplement called “United States Federal Income Taxation.”

     Please read the discussion under “Selected Risk Factors” in this document and the discussion under “United States Federal Income Taxation” in the Preliminary Pricing Supplement concerning the U.S. federal income tax consequences of investing in the HITS.

     The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.